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SEC FILE NUMBER
8-38158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Institutional Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3500 Oak Lawn Ave., Suite 400
(No. and Street)

Dallas	Texas	75219
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Hayes	214-520-1115	shayes@iscgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N. Saint Paul St., #3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/03	169
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Hayes _____, swear (or affirm) that, to the best of my knowledge and belief, the

financial report pertaining to the firm of Institutional Securities Corporation _____, as of

December 31 _____,2025 , is true and correct. I further swear (or affirm) that neither the company nor any

partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*



Report of Independent Registered Public Accounting Firm

To the Stockholder and Those Charged With Governance
Institutional Securities Corporation

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Institutional Securities Corporation (the Company) as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2021.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 30, 2026

Institutional Securities Corporation

Report Pursuant to Rule 17a-5(d)

For the Year Ended
December 31, 2025

INSTITUTIONAL SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$	559,971
Receivable from broker-dealers and clearing organizations		1,530,256
Other receivables		3,000
Securities owned		94,946
Prepaid expenses and advances		65,364
Total Assets	$	2,253,537

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	7,486
Commissions payable		972,181
Accounts payable clearing broker		89,663
State income tax payable		6,600
Net deferred clearing charges		54,167
		1,130,097
Stockholder's equity:		
Common stock, 10,000 shares authorized with $.10 par value, 10,000 shares issued and outstanding		1,000
Additional paid in capital		486,709
Retained earnings		635,731
Total stockholder's equity		1,123,440
Total liabilities and stockholder's equity	$	2,253,537

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Operations
For the Year Ended December 31, 2025

Revenues	
Commissions	$ 2,006,994
Insurance and annuity products	2,187,771
12b1 fees/distribution fees	1,682,956
Interest income	1,044,330
Other income	82,850
Riskless principal	6,954,337
Total revenues	13,959,238
Expenses	
Commissions and clearance	10,515,997
Compensation and benefits	964,826
Technology and communications	379,455
Professional fees	105,734
Occupancy	103,941
General and administrative	1,716,103
Interest expense	16,821
Regulatory fees and expenses	104,434
Total expenses	13,907,311
Net Income before income taxes	51,927
Federal income tax expense	15,692
Net Income	$ 36,235

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2025

	Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at December 31, 2024	10,000	$ 1,000	$ 286,709	$ 599,496	$ 887,205
Capital Additions			200,000		200,000
Net Income				36,235	36,235
Balance at December 31, 2025	10,000	$ 1,000	$ 486,709	$ 635,731	$1,123,440

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities	
Net Income	$ 36,235
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in current assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(193,964)
Increase in securities owned	(12,716)
Decrease in prepaid expenses	10,504
Increase in other receivables	(4,889)
Increase in accounts payable and accrued expenses	1,755
Decrease in commissions payable	(78,018)
Increase in accounts payable to clearing broker	7,716
Decrease in deferred revenue	(25,000)
Net cash provided (used) by operating activities	(258,377)
Capital Contribution	
Net cash provided (used) by Capital Contribution	200,000
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net Decrease in cash and cash equivalents	(58,377)
Cash and cash equivalents at beginning of year	618,348
Cash and cash equivalents at end of year	$ 559,971
Supplemental Schedule of Cash Flow Information	
Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Institutional Securities Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation that is a wholly-owned subsidiary of ISC Group, Inc. ("Parent"). Substantially all the Company's business is conducted with customers in Texas.

Commission Revenue

Commission revenue represents sales commissions generated by registered representatives for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors and clearing firm. Security transactions are recorded on a trade date basis. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors and clearing firm. Registered Representatives assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

12b-1 Fees/Distribution Fees

The Company earns 12b-1 fees (also known as distribution fees) from mutual fund companies for the distribution and servicing of mutual fund shares sold to clients. These fees are typically ongoing trail commissions based on client assets under management in the funds.

Under ASC Topic 606, the Company identifies its performance obligation as facilitating the sale and ongoing servicing of mutual fund investments on behalf of the fund companies. The performance obligation related to the initial sale is satisfied at the point in time when the mutual fund shares are purchased by the client. A portion of the revenue may be fixed and recognized at the time of sale, based on a percentage of the invested amount. The remaining revenue, including ongoing 12b-1 fees, is recognized over time as the client holds the investment, generally calculated as a fixed percentage of the net asset value of the fund.

Future anticipated revenue is not recognized at the time of sale due to variable constraints from factors outside the Company's control, such as market volatility and client behavior (e.g., redemption timing). Such revenue is recognized only when it is probable that a significant reversal will not occur, typically on a monthly or quarterly basis as fees are earned.

For principal versus agent considerations, the Company acts as an agent in these arrangements because it does not control the mutual fund shares or the underlying investment products before they are transferred to the client; rather, it arranges for the fund company (the principal) to provide the investment. Accordingly, 12b-1 fees/distribution fees are recognized on a net basis, reflecting only the Company's commission portion after any amounts remitted to or retained by the fund company.

Insurance and Annuity Products

The Company earns commissions from insurance carriers for selling fixed and variable annuities and other insurance products to clients. These commissions include upfront sales commissions and, in some cases, ongoing trail commissions based on the value of the policies or contracts.

Note 1 - <u>Summary of Significant Accounting Policies - continued</u>

Under ASC Topic 606, the Company identifies its performance obligation as facilitating the issuance of insurance policies or annuity contracts on behalf of the carriers. The performance obligation related to the initial sale is satisfied at the point in time when the policy or contract is issued to the client. A portion of the revenue may be fixed and recognized at the time of sale, based on a percentage of the premium or invested amount. The remaining revenue, including trail commissions, is recognized over time as the client holds the policy or contract, generally calculated as a fixed percentage of the policy value or account balance.

Future anticipated revenue is not recognized at the time of sale due to variable constraints from factors outside the Company's control, such as market volatility, policy lapses, or client behavior (e.g., surrender timing). Such revenue is recognized only when it is probable that a significant reversal will not occur, typically on a periodic basis as commissions are earned.

For principal versus agent considerations, the Company acts as an agent in these arrangements because it does not control the insurance policies or annuity contracts before they are issued to the client; rather, it arranges for the insurance carrier (the principal) to provide the coverage or product. Accordingly, revenue from insurance and annuity products is recognized on a net basis, reflecting only the Company's commission after any amounts remitted to or retained by the carrier.

Riskless Principal and Trading Gains and Losses
The Company engages in riskless principal transactions, buying and selling securities as principal in connection with customer orders. In these transactions, the Company purchases securities from (or sells securities to) a counterparty to facilitate the customer's trade, typically executing the offsetting leg simultaneously or nearly simultaneously, with the intent of earning a spread rather than holding inventory for market risk exposure. The Company also recognizes trading gains and losses from its proprietary securities activities.

Under ASC Topic 606, the performance obligation is to facilitate the transfer of securities between parties (or to execute proprietary trades), and it is satisfied at the point in time of the trade date. This is when the underlying financial instrument and purchaser (or seller) are identified, pricing is agreed upon, and the risks and rewards of ownership are transferred to or from the customer (or counterparty). Gains or losses on these transactions are recognized on the trade date and recorded in riskless principal and trading gains and losses on the statement of operations.

For principal versus agent considerations, the Company acts as a principal in riskless principal transactions because it obtains control of the securities (albeit briefly) before transferring them to the customer. The Company assumes the risks and rewards of ownership during the brief holding period, including price risk if the offsetting transaction is not perfectly matched, and it directs the transaction by setting the terms with both the customer and the counterparty. Accordingly, revenue (including the spread embedded in the transaction price, reflected as gains or losses) is recognized on a gross basis, representing the full difference between the purchase and sale prices (or vice versa), rather than a net commission or fee.

This approach is consistent with the Company's role in bearing performance and inventory risk in these trades, even when minimized through riskless execution. Proprietary trading gains and losses are similarly recognized gross as the Company is the principal in its own capacity.

Note 1 - Summary of Significant Accounting Policies - continued

Deferred Clearing Charges
The Company clears customer and proprietary securities transactions through unaffiliated clearing broker-dealers pursuant to clearing agreements. Certain clearing-related charges, including upfront fees, platform access fees, or obligations under minimum volume commitments (such as shortfall fees or deferred incentives), may result in deferred amounts representing future payment obligations to the clearing broker-dealer.

When these charges create a contractual liability (e.g., deferred portions of guaranteed minimum fees or volume-based commitments that are payable over time), the Company records deferred clearing charges as a liability on the statement of financial condition.

Such deferred amounts are amortized on a straight-line basis over the term of the clearing agreement (including reasonably assured renewal periods) or the period the related commitment applies, clearing agreement indicates a period of 7 years (84 months). Amortization reduces the liability and is recognized as a reduction to Commissions and clearing expense in the statement of operations.

The Company evaluates deferred clearing charge liabilities for changes in estimated obligations whenever events or circumstances indicate the remaining balance may differ from the expected amount (e.g., due to changes in transaction volumes, early termination, or renegotiation). Adjustments are recognized in the period identified. No material adjustments were recorded for the year ended December 31, 2025.

The economic conditions which affect the Company's operations are related to overall trends in the economy and trends in interest rates which affect the Company's fixed income positions.

Securities owned and securities sold short, not yet purchased, are carried at fair value. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for credit losses on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. The Company takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectible are written off against the allowance. The Company had receivables related to contracts with customers of $1,530,256 as of December 31, 2025.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Note 1 - Summary of Significant Accounting Policies - continued

For the year ended December 31, 2025, the Company has provided for income taxes as if it were a stand-alone taxpayer. However, because the Company is not required to settle any tax liability, benefit or credit resulting from its separate tax position with the Parent, all tax liabilities or recoverables accrued by the Company are deemed settled by way of a capital contribution or capital distribution by or to the Parent. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax asset and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance. Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: 1) the more likely than not recognition threshold is satisfied; 2) the position is ultimately settled through negotiation or litigation; or 3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns are subject to examination by over the statues of limitations, generally three years form the date of filing.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of approximately $1,031,784 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.01 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not carry customer accounts or otherwise hold customer funds. The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exempt appearing in paragraph (k)(2)(ii) of Rule 15c3-3 and otherwise limits its business activities to effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not to the Company and participating in distributions of securities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

Note 4 - Related Party Transactions

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Note 4 - Related Party Transactions - continued

The Company has an expense sharing agreement dated July 5, 2023, with the Parent and two other subsidiaries under common control: Investment Sales Corp. ("Sales"), a licensed insurance company and third-party administrator, and ISC Advisors, Inc. ("ISCA"), a registered investment adviser. Under the agreement, Sales pays various operational expenses incurred by the Company and ISCA as they become due, including office space and utilities, furniture, equipment, supplies, auto expenses, travel and entertainment, and payroll. Sales invoices the Company monthly based on good faith estimates of these costs, supported by evidence of payments and documentation pursuant to NASD NTM 03-63.

The Company records these expenses in its financial records, which impact its net capital and aggregate indebtedness. If the Company's revenues are insufficient to cover the invoiced amounts, Sales has no recourse, and the Parent deems the unpaid amounts settled via in-kind capital contributions to the Company. For the year ended December 31, 2025, expenses allocated under this agreement totaled $2,750,000 and are reflected in Admin Expense ISC Group on the statement of operations. As of December 31, 2025, there were no outstanding balances due to or from related parties under this agreement. The agreement is governed by Texas law, requires FINRA notification of amendments, and allows regulatory inspection of Sales' records. There were no changes to the expense allocation method during the year presented.

In addition, The Company made payments to an affiliated entity, Investment Sales Corp., for the year ended December 31, 2025 totaling $60,899.08. These payments comprised of fees that were paid to the broker dealer for plan administration activities carried out by the affiliated entity, additional payroll expenses, and for life insurance policies sold by representatives in the capacity as an insurance agent by the affiliated entity, Investment Sales Corp. The Company additionally transferred fixed annuity commissions as of December 31, 2025 from Investment Sales Corp to Institutional Securities Corp to facilitate the payment of those commissions for a total amount of $270,619.80. These expenses are reflected in commission and clearance and other expenses.

Note 5 - Concentration Risk

At various times throughout the year, the Company had cash balances in excess of federally insured limits.

Note 6 - Fair Value Measurements

In determining fair value, the Company uses various methods including market, income, and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Note 6 -   Fair Value Measurements--continued

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2025, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of securities owned is deemed to be Level 1 investments. There were no transfers into or out of the Level 1, 2, or 3 categories in the fair value hierarchy for the year ended December 31, 2025.

State and municipal obligations and corporate bonds consist of debt securities that are valued based on quotations received from dealers who make markets in such securities or by independent pricing services. These pricing services generally utilize matrix pricing which considers yield or price of bonds of comparable quality, coupon, maturity, and type as well as dealer supplied prices.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on recurring basis as of December 31, 2025.

Security	Total	Level 1	Level 2	Level 3
Corporate Bonds	$ 19,828	$ --	$ 19,828	$ --
Municipal Obligations	75,118		75,118	
Total	$ 94,946	$ --	$ 94,946	$ --

Note 7 -   Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2025, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.   Also included in the Company's agreement with its clearing broker-dealer is a clause in which the Company represents that it shall maintain at all times a minimum of $250,000 in regulatory net capital. The clause requires the Company to do certain things and cease introducing any business in alternative investment products through its clearing firm in the event the Company's capital falls below $250,000.

The Company engages in short selling activities; it borrows securities and sells them to third parties. Until the Company covers its short position it is exposed to market risk to the extent that subsequent market fluctuation may require purchasing securities sold short at prices that may be significantly higher than the fair value reflected in financial statements. At December 31, 2025, the Company did not have any securities sold short.

Note 8- Segment Reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM"). The CODM is the President of the Company. The CODM uses **net income** to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Significant expense categories regularly provided to the CODM are those disclosed in the statement of operations.

Additionally, the CODM uses **excess net capital** (shown in Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Note 9- Interest Income

The Company earns interest income primarily from margin loans to customers, securities purchased under agreements to resell (reverse repurchase agreements), securities borrowed, and debt securities held in its proprietary portfolio (including U.S. Government and agency obligations and corporate debt).
Interest income is recognized on an accrual basis using the effective interest method per ASC Subtopic 835-30 and ASC Topic 310 (as applicable), which accretes or amortizes premiums, discounts, origination fees, commitment fees, and direct costs over the asset's life to reflect the effective yield. Interest accrues daily and is recognized as earned when collection is reasonably assured.

For margin loans and other customer receivables, interest accrues at contractual rates on outstanding balances. Accrual ceases (nonaccrual status) when collection of principal or interest is doubtful—generally when payments are past due by 90 days or more or upon other credit concerns—with previously accrued interest reversed upon nonaccrual establishment. Subsequent collections are applied first to principal recovery, with any excess recognized as interest income only if full principal recovery is reasonably assured.

For reverse repurchase agreements and securities borrowed, interest is recognized at contractual rates, with collateral marked to market daily to maintain requirements.

The Company has elected the fair value option under ASC Subtopic 825-10 for certain instruments; interest income on those items is recognized separately using the effective interest method (not embedded in fair value changes).

As the Company acts as a principal in these arrangements—directly owning or controlling the interest-bearing assets, assuming associated credit and interest rate risks, and directing the terms—interest income is recognized on a gross basis, representing the full amount earned on the assets. Related interest expense (e.g., on customer payables, repurchase agreements, or borrowings) is presented separately as interest expense on the statement of operations. No significant arrangements exist where the Company acts as an agent in generating interest income.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

For the Year Ended

December 31, 2025

INSTITUTIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2025

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 1,123,440
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		1,123,440
Deductions and/or charges		
Non-allowable assets:		
Concession receivable in excess of the payable	$ 15.060	
Other receivables	15,000	
Prepaid expenses and advances	53,364	
		83,424
Net capital before haircuts on securities positions		1,040,016
Haircuts on securities (computed, where applicable,		
pursuant to Rule 15c3-1(c)(2))		
Other securities	8,232	8,232
Net capital		$1,031,784

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses		$ 7,486
Commissions payable		972,181
State taxes payable		6,600
Deferred clearing charges		54,167
Total aggregate indebtedness		$1,040,434

Schedule I (continued)

INSTITUTIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2025

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 69,362
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 931,784
Excess net capital at 1000%	$ 911,784
Ratio: Aggregate indebtedness to net capital	1.01 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation in its unaudited Focus IIA Report.

Schedule II & III

<u>INSTITUTIONAL SECURITIES CORPORATION</u>
<u>Computation For Determination Of Reserve Requirements And</u>
<u>Information Relating To Possession Or Control Requirements</u>
<u>Under Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>December 31, 2025</u>

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to both the exemptive provisions of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

Required by SEC Rule 17a-5

Year Ended December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Stockholder and Those Charged With Governance
Institutional Securities Corporation

We have reviewed the accompanying Exemption Report of Institutional Securities Corporation (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. Pursuant to paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3, the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 throughout the fiscal year ended December 31, 2025;

2. The Company limited its securities business activities throughout the fiscal year ended December 31, 2025 to: (1) acting as a mutual fund retailer (2) broker or dealer selling variable life insurance or annuities (3) broker or dealer selling tax shelters or limited partnerships in primary distributions (4) private placements (5) the private placement of securities including real estate investment trust ("REIT") and structured products; and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers (as defined in 17 C.F.R. § 240.15c3-3).

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the criteria set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 30, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998









ISC | ISC INDIVIDUAL CLIENT SERVICES | ISC EMPLOYER SPONSORED PLAN ADVISORY | ISC FIXED INCOME SERVICES

Institutional Securities Corporation Exemption Report

Institutional Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) broker or dealer selling variable life insurance or annuities (3) broker or dealer selling tax shelters or limited partnerships in primary distributions (4) private placements (5) the private placement of securities including real estate investment trust ("REIT") and structured products.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Scott Hayes, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Scott A. Hayes
President
Date of Report: March 23, 2026